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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67771 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Road, Suite 122-D
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd E. Crawford (614) 485-3108
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peters, James, CPA, HHH CPA Group LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road, (Address) Columbus (City) Ohio (State) 43220 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Todd E. Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Securities, LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT D THACKER III - NOTARY PUBLIC
COMM. EXP. JAN. 5, 2022
STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital City Securities, LLC
Columbus, Ohio

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity, creditors, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*HHH CPA Group, LLC*

HHH CPA Group, LLC

We have served as Capital City Securities, LLC's auditor since 2008.
Columbus, Ohio
March 1, 2018

**CAPITAL CITY SECURITIES, LLC**

**BALANCE SHEETS**

**DECEMBER 31, 2017 AND 2016**

| ASSETS | | 2017 | | 2016 |
|---|---|---|---|---|
| Cash | $ | 3,151 | $ | 1,682 |
| Deposit with clearing organization | | 50,000 | | 50,000 |
| Fees receivable | | 40,766 | | 56,121 |
| Receivable from broker-dealers and clearing or | | 28,677 | | 21,112 |
| Accounts receivable - other | | 15,277 | | 18,708 |
| Accounts receivable - related party | | 40,119 | | 32,727 |
| Other assets | | 9,714 | | 1,732 |
| Total current assets | | 187,704 | | 182,082 |
| Long-term assets | | - | | - |
| | $ | 187,704 | $ | 182,082 |
| LIABILITIES AND MEMBERS' EQUITY | | | | |
| Accounts payable | $ | 55,618 | $ | 32,217 |
| Commissions payable | | 67,576 | | 59,506 |
| Other liabilities | | 887 | | 474 |
| Total current liabilities | | 124,081 | | 92,197 |
| Long-term liabilities | | - | | - |
| Total liabilities | | 124,081 | | 92,197 |
| Members' equity: | | | | |
| Contributed capital | | 205,000 | | 205,000 |
| Retained earnings | | (141,377) | | (115,115) |
| Total members' equity | | 63,623 | | 89,885 |
| | $ | 187,704 | $ | 182,082 |

**CAPITAL CITY SECURITIES, LLC**

**STATEMENTS OF OPERATIONS**

**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | | 2017 | | 2016 |
|---|---|---|---|---|
| Revenues: | | | | |
| Commissions | $ | 1,045,361 | $ | 1,015,675 |
| Other income | | 70,770 | | 101,799 |
| Total revenues | | 1,116,131 | | 1,117,474 |
| Expenses: | | | | |
| Commissions | | 585,711 | | 563,914 |
| Clearing house charges | | 211,437 | | 221,995 |
| Professional fees | | 112,115 | | 124,688 |
| Insurance | | 27,705 | | 30,559 |
| Licenses, dues and subscriptions | | 31,035 | | 28,509 |
| Wages | | 38,342 | | 45,846 |
| Office rent | | 8,319 | | 8,119 |
| Computer support | | 3,917 | | 9,540 |
| Travel and entertainment | | 9,686 | | 8,276 |
| Other | | 9,126 | | 5,278 |
| Total expenses | | 1,037,393 | | 1,046,724 |
| Net income | $ | 78,738 | $ | 70,750 |

**CAPITAL CITY SECURITIES, LLC**

**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | | 2017 | | 2016 |
|---|---|---|---|---|
| Contributed Capital: | | | | |
| Balance at beginning of year | $ | 205,000 | $ | 205,000 |
| Contributions | | | | - |
| Balance at end of year | | 205,000 | | 205,000 |
| Retained Earnings: | | | | |
| Balance at beginning of year | | (115,115) | | (130,865) |
| Net income | | 78,738 | | 70,750 |
| Distributions | | (105,000) | | (55,000) |
| Balance at end of year | | (141,377) | | (115,115) |
| Total members' equity | $ | 63,623 | $ | 89,885 |

**CAPITAL CITY SECURITIES, LLC**

**STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | | 2017 | | 2016 |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net income | $ | 78,738 | $ | 70,750 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| (Increase) decrease in: | | | | |
| Fees receivable | | 15,355 | | (14,793) |
| Receivable from broker-dealers and clearing organization | | (7,565) | | 12,262 |
| Accounts receivable - other | | 3,431 | | 4,876 |
| Accounts receivable - related party | | (7,392) | | (8,463) |
| Other assets | | (7,982) | | (1,325) |
| Increase (decrease) in: | | | | |
| Accounts payable | | 23,401 | | (1,299) |
| Commissions payable | | 8,070 | | (5,616) |
| Other liabilities | | 413 | | (85) |
| Total adjustments | | 27,731 | | (14,443) |
| Net cash provided by operating activities | | 106,469 | | 56,307 |
| Cash flows from investing activities | | - | | - |
| Cash flows from financing activities: | | | | |
| Distributions | | (105,000) | | (55,000) |
| Net cash used in operating activities | | (105,000) | | (55,000) |
| Net increase (decrease) in cash | | 1,469 | | 1,307 |
| Cash at beginning of period | | 1,682 | | 375 |
| Cash at end of period | $ | 3,151 | $ | 1,682 |
| Supplemental disclosures: | | | | |
| Interest paid | $ | - | $ | - |
| Income taxes paid | $ | - | $ | - |

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2017, the Company is licensed in 19 states, including Arizona, California, Colorado, Florida, Hawaii, Illinois, Indiana, Iowa, Kentucky, Massachusetts, Michigan, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2017. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1- Summary of Significant Accounting Policies-

E. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $416 and $414 in 2017 and 2016, respectively. Advertising is included in other expenses.

F. Commission income and commission expense

Commission income and commission expense are recorded on a settlement date basis as securities transactions occur. The Company's activities are transacted on a cash basis.

G. Accounts receivable

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of the management, all receivables are considered collectable and no allowance was necessary at December 31, 2017.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2017, $8,276 or $5,000. At December 31, 2017 the Company's net capital as defined by SEC Rule 15c3-1 was $49 below the minimum net capital required based on 6.67% of total liabilities calculation. This was caused by a FINRA fine and associated legal fees incurred in December of 2017. The legal fees were not realized until the Company received the legal fee invoice in January of 2018. The corrective actions taken by the Company to remedy the net capital deficiency were as follows: On January 2, 2018 there was a $4,000 transfer of funds from the parent company to the Company. On January 5, 2018 there were transfers from the parent company to the Company of $4,000 and $1,200. On January 2, 2018 FINRA was paid via E-bill $137.54 and $450 for outstanding balances incurred in 2017. On January 11, 2018 FINRA was paid via E-bill $1,083.17 and $2,300 for outstanding balances incurred in 2017.

(Continued)

## Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $84,316 in expenses during the year.

At December 31, 2017, CCP owed the Company $40,119 all of which is included in the related party receivable in the accompanying balance sheet.

## Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2017, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2014.

## Note 6 – Pending Litigation

The Company has been named in a suit and the case has been remanded to arbitration by FINRA. The Company estimates the likelihood of loss in this case is not probable and the Company's estimate of the range of potential loss between zero and $106,000. This potential liability is not reported in the financial statements due to the Company's estimation that the likelihood of loss is not probable.

## Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2017, up to the date of audit report (March 1, 2018) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

# SUPPLEMENTARY INFORMATION

**CAPITAL CITY SECURITIES, LLC**

**SUPPLEMENTARY SCHEDULES**

**AS OF DECEMBER 31, 2017**

## Schedule I

### Computation of Net Capital Under Rule 15c31 of the Securities and Exchange Commission

NET CAPITAL

| | | |
|---|---|---|
| Total members' equity | | $ 63,623 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 68,122 |
| Non-allowable assets: | | |
| Accounts receivable – other | $ 15,277 | |
| Accounts receivable – related party | 40,119 | 55,396 |
| Net capital before haircuts on securities positions | | 8,227 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | | |
| Other securities | - | - |
| Total net capital | | 8,227 |
| Minimum Net Capital Requirement - Greater of $5,000 or 6 & 2/3% of Aggregate Indebtedness of $124,081. | | 8,276 |
| Net Capital Deficit | | (49) |
| Computation of aggregate indebtness – Total liabilities from Balance Sheet | | |
| Accounts payable | $55,618 | |
| Brokers payable | 67,576 | |
| Unsecured debits payable | 887 | $124,081 |
| Ratio of aggregate indebtness to net capital | | 15.084 to 1 |

**CAPITAL CITY SECURITIES, LLC**

**SUPPLEMENTARY SCHEDULES**

**AS OF DECEMBER 31, 2017**

## Schedule II

### Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ 8,227 |
| Adjustments | - |
| Net capital per audited financial statements | $ 8,227 |

No material differences were found during the audit that affected the net capital calculation.

**CAPITAL CITY SECURITIES, LLC**

**SUPPLEMENTARY SCHEDULES**

**AS OF DECEMBER 31, 2017**

## Schedule III

### Computation of Reserve Requirement under Rule 15c31 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

**SEC Rule 15c3–3 Exemption Report**

Members
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2016, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President

February 28, 2018

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital City Securities, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 1, 2018

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Capital City Securities, LLC
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Capital City Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Capital City Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital City Securities, LLC's management is responsible for Capital City Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 1, 2018

CAPITAL CITY SECURITIES, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2017

| Form | Payment Date | Payee | Amount |
|---|---|---|---|
| 1ST Half (SIPC-6) | July 17, 2017 | SIPC | $272.00 |